

November 16, 2010

Mr. Carlo A. Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.
665 Anderson Street
Winnemucca, Nevada 89445

> **Re:** **Paramount Gold and Silver Corp.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2010**
> **Filed on November 5, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Form 8-K/A, Filed on September 13, 2010**
> **Form 8-K/A, Filed on November 2, 2010**
> **Response Letter Dated September 28, 2010**
> **File No. 001-33630**

Dear Mr. Buffone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your response letter September 28, 2010 you did not provide a response to our comment five in our letter dated September 15, 2010; therefore, we reissue this comment in its entirety.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Selected Financial Data, page 52

2.   Please present selected financial data for your last five fiscal years as required by Item 301 of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk, page 58

3.   We note you indicate Item7A of Form 10-K is not applicable to you. As an accelerated filer, please furnish the information required by Item 301 of Regulation S-K.

Controls and Procedures, page 58

4.   We note your certifying officers have concluded that both your disclosure controls and procedures and internal control over financial reporting were effective as of June 30, 2010. Please explain to us how they were able to reach these conclusions of effectiveness given that you restated your 2010 interim period financial statements due to an error in the application of an accounting principle.

Note 2 – Principal Accounting Policies, page F-8

Accounting Standards Adopted, page F-14

Derivatives, F-14

5.   We note you recorded the cumulative effect of adopting FASB ASC 815-40-15-7I as of July 1, 2009 by recognizing a warrant liability in the amount of $16,250,740, increasing your accumulated deficit by $12,637,875 and decreasing contributed surplus by $3,612,865.   Please tell us why you present the cumulative effect of adopting this guidance differently on your statements of stockholders' equity on page F-7.

Note 13 – Commitments and Contingencies, page F-25

6.   We note your disclosure in which you state that you released Klondex Mines Ltd. (Klondex) from all claims related to their termination of the Letter of Agreement. We note in your Form 10-K for the fiscal year ended June 30, 2009 that Klondex believed it was entitled to a reverse break fee in the amount of $2.85 million. Please tell us whether this claim was resolved and why do not believe it is necessary to disclose this potential contingency in a footnote to your financial statements.

Form 8-K/A, Filed on September 13, 2010

7.   We note when presenting the pro forma financial information to reflect the acquisition of X-Cal your historical financial statements have not been restated to comply with guidance in FASB ASC 815-40-15-7I. Please also amend this Form 8-K to reflect the restated balance sheet accordingly.

8.   At Note 5(a) you state that you are adjusting the pro forma balance sheet to expense mineral property exploration costs that X-Cal had capitalized under Canadian GAAP. However, on the face of the pro forma balance sheet it appears adjustment (a) removes all mineral property interest costs capitalized by X-Cal. Further, adjustment (b) includes an amount to reflect the historical book value of mineral property acquisition costs capitalized by X-Cal, in addition to adjustments to reflect the purchase price allocation. Please note pro forma adjustments should generally be presented gross on the face of the pro forma statements or, alternatively, you may present components of the adjustments in sufficient detail in the notes to the pro forma statements. Please revise the pro forma financial information to adhere to this guidance.

9.   Please clarify at Note 5(c) that your pro forma financial information does not reflect an adjustment for cash expenses you expect to incur related to the loan to X-Cal and deal related costs.

10.   At Note 13 of the historical financial statements of X-Cal that were filed on November 2, 2010 in a Form 8-K, X-Cal discloses that it must pay additional amounts to key employees in the event of a change in control or termination of their employment. Please tell us whether your acquisition of X-Cal has triggered these events, and if so, why the pro forma balance sheet does not reflect these obligations.

Form 8-K/A, Filed on November 2, 2010

11.   Please amend your Form 8-K to include an audit report that has been signed by X-Cal's independent accountant.

Engineering Comments

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Overview and History, page 1

12.   We note your reference to 714,000 ounces of gold indicating you plan to conduct
       metallurgical testing.   Please tell us if this is a proven or probable reserve and, if
       not, please remove the reference to 714,000 ounces of gold from your filing.
       Please advise or revise.

Mineralization, page 17

13.   We note your description of three types of mineralization in this section. Terms
       such as "high grade," "mineral resource," "silver rich," and "significant volumes
       of low grade, low cost" imply the existence of a reserve, which you do not have.
       Please revise your disclosure accordingly.

Drilling, page 22

14.   The exploration budget disclosed in this section of your filing appears to be an
       exploration budget for the fiscal year ending 2009. Please advise or revise.

Summary, page 32

15.   Please disclose the information required under paragraph (b) of Industry Guide 7
       for all your material properties listed under this heading. For any properties
       identified that are not material, please include a statement to that effect, clarifying
       your intentions. For each material property, include the following information:

       • The location and means of access to your property, including the modes of
         transportation utilized to and from the property.

       • Any conditions that must be met in order to obtain or retain title to the
         property, whether your have surface and/or mineral rights.

       • A brief description of the rock formations and mineralization of existing or
         potential economic significance on the property.

       • A description of any work completed on the property and its present
         condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Closing Comments

You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director